SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                                       OR
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD FROM .........TO ........

                          COMMISSION FILE NUMBER 1-7867

                        WEATHERFORD ENTERRA, INC. 401(K)
                                  SAVINGS PLAN

                            WEATHERFORD ENTERRA, INC.
                             1360 POST OAK BOULEVARD
                                   SUITE 1000
                              HOUSTON, TEXAS 77056

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants .............................      F-1

Statements of Net Assets Available for Plan Benefits,
  With Fund Information - December 31, 1996 and 1995 .................      F-2

Statement of Changes in Net Assets Available For Plan
  Benefits, With Fund Information - For  the
  Year Ended December 31, 1996 .......................................      F-4

Notes to Financial Statements ........................................      F-5

SUPPLEMENTAL SCHEDULES:

       Schedule I - Item 27a - Schedule of Assets Held
         for Investment Purposes December 31, 1996 ...................      F-10

       Schedule II - Item 27d - Schedule of Reportable
         Transactions For the Year Ended December 31, 1996 ...........      F-11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Weatherford Enterra, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford Enterra, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and supplemental schedules referred to below are the responsibility of the plan administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 30, 1997

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                                             MERRILL LYNCH
                                               MERRILL LYNCH                  CORPORATE                       DAVIS
                                                  GLOBAL      MERRILL LYNCH   BOND FUND     MERRILL LYNCH    NEW YORK
                                                ALLOCATION    EQUITY INDEX    INVESTMENT    CAPITAL FUND   VENTURE FUND,
                                               FUND CLASS A      TRUST 1     GRADE CLASS A     CLASS A         INC.
                                               -----------    -------------  -------------  -------------  -------------
                ASSETS
Investments, at Market Value:
Common Stock of Weatherford Enterra, Inc. ..   $      --      $      --      $      --      $      --      $      --
Merrill Lynch Global Allocation Fund
    Class A ................................     1,808,590           --             --             --             --
Merrill Lynch Equity Index Trust 1 .........          --        4,108,270           --             --             --
Merrill Lynch Corporate Bond Fund Investment
    Grade Class A
                                                      --             --          953,758           --             --
Merrill Lynch Capital Fund Class A .........          --             --             --        8,035,657           --
Davis New York Venture Fund, Inc. ..........          --             --             --             --        6,430,074
Merrill Lynch Retirement Preservation Trust           --             --             --             --             --
Merrill Lynch USA Government Reserve
    Fund ...................................          --             --             --             --             --
Participant loans ..........................          --             --             --             --             --
                                               -----------    -----------    -----------    -----------    -----------
    Total Investments ......................     1,808,590      4,108,270        953,758      8,035,657      6,430,074
Contributions Receivable:
    Company ................................         6,182          9,733          4,428         17,507         18,591
Participants ...............................        22,599         32,499         14,186         46,629         59,484
Accrued income receivable ..................          --             --             --             --             --
Cash .......................................          --             --             --             --             --
                                               -----------    -----------    -----------    -----------    -----------
    Total Assets ...........................     1,837,371      4,150,502        972,372      8,099,793      6,508,149
                                               -----------    -----------    -----------    -----------    -----------
               LIABILITIES

Interfund Transfers (Receivable) Payable ...       (32,715)       (54,500)       (47,219)      (102,477)      (120,259)
Excess Contributions Payable ...............           804          7,025           --            6,974          3,013
    Total Liabilities ......................       (31,911)       (47,475)       (47,219)       (95,503)      (117,246)
                                               -----------    -----------    -----------    -----------    -----------
    Net assets available for plan benefits .   $ 1,869,282    $ 4,197,977    $ 1,019,591    $ 8,195,296    $ 6,625,395
                                               ===========    ===========    ===========    ===========    ===========

                                                                             WEATHERFORD
                                               MERRILL LYNCH. MERRILL LYNCH  ENTERRA, INC.
                                                RETIREMENT        USA          COMMON
                                               PRESERVATION    GOVERNMENT      STOCK        PARTICIPANT    CASH
                                                 TRUST        RESERVE FUND      FUND           LOANS       FUND      COMBINED
                                               ------------   ------------  --------------  ------------ --------   -----------
                ASSETS
Investments, at Market Value:
Common Stock of Weatherford Enterra, Inc. ..   $       --      $    --      $ 11,458,390    $     --     $   --     $11,458,390
Merrill Lynch Global Allocation Fund
    Class A ................................           --           --              --            --         --       1,808,590
Merrill Lynch Equity Index Trust 1 .........           --           --              --            --         --       4,108,270
Merrill Lynch Corporate Bond Fund Investment
    Grade Class A
                                                       --           --              --            --         --         953,758
Merrill Lynch Capital Fund Class A .........           --           --              --            --         --       8,035,657
Davis New York Venture Fund, Inc. ..........           --           --              --            --         --       6,430,074
Merrill Lynch Retirement Preservation Trust      14,556,685         --              --            --         --      14,556,685
Merrill Lynch USA Government Reserve
    Fund ...................................           --        167,342            --            --         --         167,342
Participant loans ..........................           --           --              --       2,708,688       --       2,708,688
                                               ------------    ---------    ------------    ----------   --------   -----------
    Total Investments ......................     14,556,685      167,342      11,458,390     2,708,688       --      50,227,454
Contributions Receivable:
    Company ................................         51,483          565          14,199          --         --         122,688
Participants ...............................         98,168        1,598          58,158          --         --         333,321
Accrued income receivable ..................           --           --              --            --         --            --
Cash .......................................            112         --              --            --      167,627       167,739
                                                                                                                    -----------
    Total Assets ...........................     14,706,448      169,505      11,530,747     2,708,688    167,627    50,851,202
                                               ------------    ---------    ------------    ----------   --------   -----------
               LIABILITIES
Interfund Transfers (Receivable) Payable
                                                    437,848       (2,008)        (78,670)         --         --            --
Excess Contributions Payable ...............          5,884         --             3,100          --         --          26,800
                                                                                                                    -----------
    Total Liabilities ......................        443,732       (2,008)        (75,570)         --         --          26,800
                                               ------------    ---------    ------------    ----------   --------   -----------
    Net assets available for plan benefits .   $ 14,262,716    $ 171,513    $ 11,606,317    $2,708,688   $167,627   $50,824,402
                                               ============    =========    ============    ==========   ========   ===========

    The accompanying notes are an integral part of this financial statement.

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                                             MERRILL LYNCH
                                               MERRILL LYNCH                   CORPORATE                       DAVIS
                                                  GLOBAL      MERRILL LYNCH    BOND FUND    MERRILL LYNCH    NEW YORK
                                                ALLOCATION    EQUITY INDEX    INVESTMENT    CAPITAL FUND   VENTURE FUND,
                                               FUND CLASS A     TRUST 1      GRADE CLASS A     CLASS A         INC.
                                               ------------   -------------  -------------  -------------  ------------
                ASSETS
Investments, at Market Value:
Common Stock of Weatherford Enterra, Inc. ..   $     --        $     --        $   --        $     --      $     --
Merrill Lynch Global Allocation Fund
    Class A ................................    1,396,624            --            --              --            --
Merrill Lynch Equity Index Trust 1 .........         --         2,897,864          --              --            --
Merrill Lynch Corporate Bond Fund Investment
    Grade Class A
                                                     --              --         603,532            --            --
Merrill Lynch Capital Fund Class A .........         --              --            --         6,330,429          --
Davis New York Venture Fund, Inc. ..........         --              --            --              --       1,921,455
Merrill Lynch Retirement Preservation Trust          --              --            --              --            --
Merrill Lynch USA Government Reserve
    Fund ...................................         --              --            --              --            --
Participant loans ..........................         --              --            --              --            --
                                               ----------      ----------      --------      ----------    ----------
    Total Investments ......................    1,396,624       2,897,864       603,532       6,330,429     1,921,455
Contributions Receivable:
    Company ................................        2,885           5,200         1,300           8,772         3,492
Participants ...............................       13,153          23,925         7,081          39,295        15,798
Accrued income receivable ..................         --              --            --              --            --
Cash .......................................         --              --            --              --            --
                                               ----------      ----------      --------      ----------    ----------
    Total Assets ...........................    1,412,662       2,926,989       611,913       6,378,496     1,940,745
                                               ----------      ----------      --------      ----------    ----------
               LIABILITIES

Interfund Transfers (Receivable) Payable ...         --              --            --              --            --
Excess Contributions Payable ...............         --              --            --              --            --

    Total Liabilities ......................         --              --            --              --            --

    Net assets available for plan benefits .   $1,412,662      $2,926,989      $611,913      $6,378,496    $1,940,745
                                               ==========      ==========      ========      ==========    ==========

                                                                                WEATHERFORD
                                                  MERRILL LYNCH  MERRILL LYNCH  ENTERRA, INC.
                                                   RETIREMENT         USA          COMMON
                                                  PRESERVATION     GOVERNMENT      STOCK       PARTICIPANT    CASH
                                                     TRUST        RESERVE FUND      FUND          LOANS       FUND       COMBINED
                                                  ------------   -------------  -------------  -----------  --------   -----------
                ASSETS
Investments, at Market Value:
Common Stock of Weatherford Enterra, Inc. ..      $     --         $   --       $4,635,679     $     --     $   --     $ 4,635,679
Merrill Lynch Global Allocation Fund
    Class A ................................            --             --             --             --         --       1,396,624
Merrill Lynch Equity Index Trust 1 .........            --             --             --             --         --       2,897,864
Merrill Lynch Corporate Bond Fund Investment
    Grade Class A
                                                        --             --             --             --         --         603,532
Merrill Lynch Capital Fund Class A .........            --             --             --             --         --       6,330,429
Davis New York Venture Fund, Inc. ..........            --             --             --             --         --       1,921,455
Merrill Lynch Retirement Preservation Trust        9,773,602           --             --             --         --       9,773,602
Merrill Lynch USA Government Reserve
    Fund ...................................            --          147,223           --             --         --         147,223
Participant loans ..........................            --             --             --        1,510,142       --       1,510,142
                                                  ----------       --------     ----------     ----------   --------   -----------
    Total Investments ......................       9,773,602        147,223      4,635,679      1,510,142       --      29,216,550
Contributions Receivable:
    Company ................................          20,735            268        719,723           --         --         762,375
Participants ...............................          89,269          1,216         39,392           --         --         229,129
Accrued income receivable ..................            --             --             --             --          129           129
Cash .......................................            --             --             --             --        6,817         6,817
                                                  ----------       --------     ----------     ----------   --------   -----------
    Total Assets ...........................       9,883,606        148,707      5,394,794      1,510,142      6,946    30,215,000
                                                  ----------       --------     ----------     ----------   --------   -----------
               LIABILITIES
Interfund Transfers (Receivable) Payable ...
                                                  ----------       --------     ----------     ----------   --------   -----------
Excess Contributions Payable ...............            --             --             --             --         --            --
                                                                                                                       -----------
    Total Liabilities ......................            --             --             --             --         --            --
                                                                                                                       -----------
    Net assets available for plan benefits .      $9,883,606       $148,707     $5,394,794     $1,510,142   $  6,946   $30,215,000
                                                  ==========       ========     ==========     ==========   ========   ===========

    The accompanying notes are an integral part of this financial statement.

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   MERRILL LYNCH
                                     MERRILL LYNCH                   CORPORATE                       DAVIS      MERRILL LYNCH
                                        GLOBAL      MERRILL LYNCH    BOND FUND    MERRILL LYNCH    NEW YORK       RETIREMENT
                                      ALLOCATION    EQUITY INDEX    INVESTMENT    CAPITAL FUND   VENTURE FUND,   PRESERVATION
                                     FUND CLASS A     TRUST 1      GRADE CLASS A     CLASS A         INC.            TRUST
                                     ------------   -------------  -------------  -------------  ------------       -------
Contributions:
    Company ........................  $    53,858   $    96,971    $    30,911     $   156,472    $   117,606    $    394,707
    Participants ...................      232,124       417,634        153,970         601,860        473,983       1,304,298
Investment income ..................      182,793        10,796         51,884         743,837        320,866         709,159
Withdrawals by participants ........     (122,791)      (73,173)       (58,341)       (321,437)      (101,534)       (771,594)
Net appreciation (depreciation)
    in market value of investments..       71,055       698,801        (30,216)        129,442        930,279            --
Transfer of assets from Enterra Plan       12,623        64,110        242,575         938,812      2,533,234       3,756,348
Interfund transfers ................       27,762        62,874         15,793        (425,212)       413,229        (942,900)
Other ..............................         (804)       (7,025)         1,102          (6,974)        (3,013)        (70,908)
                                      -----------   -----------    -----------     -----------    -----------    ------------
Increase in net assets available
    for plan benefits ..............      456,620     1,270,988        407,678       1,816,800      4,684,650       4,379,110
Net assets available for plan
    benefits at beginning of year ..    1,412,662     2,926,989        611,913       6,378,496      1,940,745       9,883,606
                                      -----------   -----------    -----------     -----------    -----------    ------------
Net assets available for plan
    benefits at end of year ........  $ 1,869,282   $ 4,197,977    $ 1,019,591     $ 8,195,296    $ 6,625,395    $ 14,262,716
                                      ===========   ===========    ===========     ===========    ===========    ============

                                                    WEATHERFORD
                                     MERRILL LYNCH  ENTERRA, INC.
                                          USA          COMMON
                                      GOVERNMENT       STOCK       PARTICIPANT     CASH
                                     RESERVE FUND       FUND          LOANS        FUND        COMBINED
                                     ------------   -------------  ------------   ------     ------------
Contributions:
    Company ........................ $   5,477      $    145,291   $      --     $    --     $  1,001,293
    Participants ...................    31,056           634,327          --          --        3,849,252
Investment income ..................     6,932            19,730          --          --        2,045,997
Withdrawals by participants ........   (10,529)         (321,943)      (66,143)       (904)    (1,848,389)
Net appreciation (depreciation)
    in market value of investments..      --           1,178,754          --          --        2,978,115
Transfer of assets from Enterra Plan      --           4,482,432       643,284        --       12,673,418
Interfund transfers ................   (10,130)           75,594       621,405     161,585           --
Other ..............................      --              (2,662)         --          --          (90,284)
                                     ---------      ------------   -----------   ---------   ------------
Increase in net assets available
    for plan benefits ..............    22,806         6,211,523     1,198,546     160,681     20,609,402
Net assets available for plan
    benefits at beginning of year ..   148,707         5,394,794     1,510,142       6,946     30,215,000
                                     ---------      ------------   -----------   ---------   ------------
Net assets available for plan
    benefits at end of year ........ $ 171,513      $ 11,606,317   $ 2,708,688   $ 167,627   $ 50,824,402
                                     =========      ============   ===========   =========   ============

    The accompanying notes are an integral part of this financial statement.

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

        BASIS OF ACCOUNTING -

        The accompanying financial statements of the Weatherford Enterra, Inc. 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

        USE OF ESTIMATES -

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        ASSET VALUATION -

        The Plan's investments in Weatherford Enterra, Inc. (the "Company") common stock (the "Common Stock"), mutual funds, collective trusts and money market funds are reported in the accompanying Statements of Net Assets Available for Plan Benefits at their reported market value at the date of such statement. Differences between the market value and the value of the assets at the beginning of the plan year or at the time of purchase, if acquired during the year, are reported as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in market value of investments. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. Withdrawals of assets from the Plan are reported in the Statement of Changes in Net Assets Available for Plan Benefits at market value.

        EXPENSES -

        All expenses related to the administration of the Plan may be paid by the Company if it chooses to do so and, if not so paid, will be paid by the trustee of the Plan, using Plan assets. The Merrill Lynch Trust Companies ("Trustee") serves as Trustee. The Trustee receives compensation for its services in amounts agreed upon between the Company and the Trustee. For the year ended December 31, 1996, the majority of the administrative expenses and compensation to the Trustee for services were paid by the Company.

(2)     PROVISIONS OF THE PLAN -

        GENERAL -

        The Plan is maintained for the exclusive benefit of the participants in the Plan and is intended to aid the participants in providing for their retirement. Listed below are the options available for selection by participants as of December 31, 1996 and 1995:

        MERRILL LYNCH GLOBAL ALLOCATION FUND CLASS A - a mutual fund that invests in equity, debt and money market securities.

        MERRILL LYNCH EQUITY INDEX TRUST 1 - a collective trust that invests primarily in a portfolio of equity securities.

        MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE CLASS A - a mutual fund that invests primarily in taxable fixed income securities.

        MERRILL LYNCH CAPITAL FUND CLASS A - a mutual fund that invests primarily in equity securities, corporate bonds and/or money market securities.

        DAVIS NEW YORK VENTURE FUND, INC. - a mutual fund that invests primarily in common stocks and/or convertible securities.

        MERRILL LYNCH RETIREMENT PRESERVATION TRUST - a collective trust that invests primarily in Government investment contracts, obligations of United States governmental securities and money market securities.

        MERRILL LYNCH USA GOVERNMENT RESERVE FUND - a money market mutual fund that invests in United States treasury bills and notes.

        WEATHERFORD ENTERRA, INC. COMMON STOCK FUND - a fund that invests in the Company's Common Stock.

        Effective October 17, 1996, the Enterra Corporation 401(k) Plan (the "Enterra Plan") was merged into the Plan. As a result of the merger, the net assets of the Enterra Plan totaling $12,673,418 were transferred to the Plan.

        ADMINISTRATION -

        The Plan is administered by the plan administrative committee (the "Committee") consisting of one or more persons appointed from time to time by the Board of Directors of the Company.

        ELIGIBILITY -

        All employees are immediately eligible for participation in the Plan, except for employees who are subject to collective bargaining agreements, employees who are nonresident aliens and who receive no U.S. source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States.

        PARTICIPANT CONTRIBUTIONS -

        An eligible employee may elect to contribute, by payroll deductions, 1% to 16% of his base earnings to the Plan on a pre-tax basis subject to certain limitations. An employee may also elect to contribute up to 16% of base after-tax earnings subject to certain limitations. The combination of these contributions, however, cannot exceed 16% of base earnings. In addition, participants made rollover contributions totaling $297,338 in 1996, primarily relating to participants whose former employers' businesses were acquired by the Company.

        COMPANY CONTRIBUTIONS -

        Effective July 1, 1996, the Company contributes an amount equal to 50% of the first 6% of each participant's pre-tax contributions after such participant has completed one year of active service. Prior to July 1, 1996, the Company matching contribution was 33 1/3%.

        Pre-tax contributions up to 6% of a participant's compensation, excluding any amount that a participant has contributed to the Company's Employee Stock Purchase Plan, are eligible for Company matching contributions. In addition, the Company, solely at the discretion of the Board of Directors, may make discretionary contributions to the Plan. The Company declared a discretionary contribution to the Plan totaling $891,844 for 1996. The Company utilized $881,000 of available forfeitures to reduce the discretionary contribution made to the Plan in April 1997. Thus, included in the Company Contributions Receivable in the Statement of Net Assets Available for Plan Benefits as of December 31, 1996 is the net contribution of $10,844 along with a yearend Company matching contribution receivable of $111,844.

        Participants may allocate their contribution to the various available investment funds at their discretion. The Company matching contribution may, at the option of the Company, be made in cash or Company stock. If the match is made in cash, it is allocated to the various investment funds that the participant has elected on a pro rata basis to the participant contributions. The participants in the Plan are allowed to change their allocation and/or transfer all or part of their accumulated balance in a particular fund to another fund at any time. Any earnings on a fund's investments are reinvested in the same fund. Earnings and/or losses are allocated to the participant's accounts based on the number of units/shares held by the participant at the time the earnings and/or losses were achieved.

        VESTING AND FORFEITURE -

        Each participant is 100% vested in his participant contribution and related income. Effective July 1, 1996, a participant's vested interest in the Company contributions and related income is determined by his years of vesting service in accordance with the following schedule:

                      YEARS OF
                   VESTING SERVICE                  VESTED INTEREST
                   ---------------                  ---------------
               Less than 1 year                              0%
               1 year but less than 2 years                 20%
               2 years but less than 3 years                40%
               3 years but less than 4 years                60%
               4 years but less than 5 years                80%
               5 years or more                             100%

        Prior to July 1, 1996, a participant's vested interest in the Company contributions and related income was determined by his years of vesting service in accordance with the following schedule:

                       YEARS OF
                   VESTING SERVICE                  VESTED INTEREST
                   ---------------                  ---------------
               Less than 2 years                             0%
               2 years but less than 3 years                25%
               3 years but less than 4 years                50%
               4 years but less than 5 years                75%
               5 years or more                             100%

        Nonvested amounts are forfeited upon termination of employment by participants. The forfeited amounts are used to reduce future Company contributions. Unutilized forfeitures were $- and $32,502 at December 31, 1996 and 1995, respectively.

        The Plan provides that any nonvested interests in participants' accounts shall become fully vested upon the occurrence of a "change of control" of the Company that is not approved, recommended or supported by the Company's Board of Directors. A change of control is defined for purposes of the Plan as either a third person becoming the beneficial owner of 20% or more of the voting securities of the Company or a situation where, as a result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets or contested election of directors, or any combination of such transactions, where the persons who were directors of the Company before the transaction cease to constitute a majority of the Board of Directors.

        WITHDRAWALS AND TERMINATION OF EMPLOYMENT -

        A participant may withdraw the value of his after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and the vested account balances from the Company contributions will be available to the participant upon termination of employment or severe and immediate financial hardship. Beginning July 1, 1996, a participant who has attained age 59 1/2 may withdraw the value of his pre-tax contributions.

        In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance, including nonvested interests in such accounts, will be distributed to the participant or his beneficiaries. In the event of severe and immediate financial hardship, the entire value or a portion of the value of the participant's account balance may be distributed to the participant, with a minimum withdrawal of $500.

        Distributions from the Weatherford Enterra, Inc. Common Stock Fund may be in the Company's Common Stock or cash, as elected by the participant. Plan assets allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan were not material at December 31, 1996 and 1995.

        LOANS TO PARTICIPANTS -

        Upon application by any participant of the Plan who has been a participant for at least two years, and subject to such rules as the Committee may establish, the Committee may in its discretion direct the Trustee to make a loan to such participant, not to exceed 50% of the participant's vested balance, but never more than $50,000.

        Any loan made pursuant to the Plan will bear interest, to be determined quarterly by the Committee, which was prime plus 1% during 1996 and 1995. The rate on loans made to participants averaged 8.9% and 9.8% for 1996 and 1995, respectively.

        The Trustee funds a participant's loan by liquidating, on a pro rata basis, the investments of the portions of the assets of the account or accounts from which the participant's loan is to be made. The loan is secured by a pledge of such participant's vested balance. As a condition to authorizing any loan, the Committee requires the participant to authorize the Company to make payroll deductions payable to the Trustee in repayment of such participant's loan plus interest. Any such loan requires level amortization with payments not less frequently than quarterly and must be repaid within five years unless the loan is to be used to acquire the principal residence of the participant, in which case the loan must be repaid within ten years.

        THE TRUSTEE AND PURCHASES OF INVESTMENTS -

        The Trustee maintains custody of the Plan's assets and uses participant and Company contributions to make investments in accordance with the Plan agreement. The Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the national securities exchange on which the Common Stock is then listed. The market value per share of Common Stock was $30.00 and $29.00 on December 31, 1996 and 1995, respectively. On June 27, 1997, the market value per share of Common Stock was $37.9375.

        AMENDMENT, SUSPENSION AND TERMINATION -

        Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Committee's judgment, retroactively affect the rights of participants adversely.

(3)     FEDERAL INCOME TAX STATUS -

        The Plan obtained its latest determination letter on November 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

                                                                      SCHEDULE I

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                                                  NUMBER
                                                                                 OF UNITS/    HISTORICAL     CURRENT
     IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT                 SHARES         COST         VALUE
                                                                                ----------   -----------    ----------
The Merrill Lynch Trust Companies *  Merrill Lynch Global Allocation Fund
                                       Class A                                     124,302   $ 1,669,842   $ 1,808,590

The Merrill Lynch Trust Companies *  Merrill Lynch Corporate Bond Fund
                                       Investment Grade Class A                     84,255       936,818       953,758

The Merrill Lynch Trust Companies *  Merrill Lynch Capital Fund Class A            258,797     7,378,988     8,035,657

Davis Venture Group                  Davis New York Venture Fund, Inc.             367,433     5,288,494     6,430,074
                                                                                ----------   -----------    ----------
                                     TOTAL MUTUAL FUNDS                            834,787    15,274,142    17,228,079
                                                                                ----------   -----------    ----------
The Merrill Lynch Trust Companies *  Merrill Lynch Retirement Preservation
                                     Trust                                      14,556,685    14,556,685    14,556,685

The Merrill Lynch Trust Companies *  Merrill Lynch Equity Index Trust 1             83,568     2,813,432     4,108,270
                                                                                ----------   -----------    ----------
                                     TOTAL COLLECTIVE TRUST FUNDS               14,640,252    17,370,117    18,664,955
                                                                                ----------   -----------    ----------

The Merrill Lynch Trust Companies *  Merrill Lynch USA Government
                                       Reserve Fund                                167,342       167,342       167,342

Weatherford Enterra, Inc. *          Common Stock of Weatherford
                                       Enterra, Inc.                               381,946     8,599,144    11,458,390
                                                                                ----------   -----------    ----------
The Plan *                           Participant Loans-interest rates ranging
                                       from 6% to 10.5%  per annum               2,708,688     2,708,688     2,708,688
                                                                                ----------   -----------    ----------
                                     TOTAL ASSETS HELD FOR INVESTMENT
                                       PURPOSES                                              $44,119,433   $50,227,454
                                                                                             ===========   ===========

*   Party-in-interest

                                                                     SCHEDULE II

               WEATHERFORD ENTERRA, INC., INC. 401(K) SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Series of transactions during the year in excess of 5 percent of current value of plan assets as of January 1, 1996 are as follows:

                                                           PURCHASE TRANSACTIONS                  SALES TRANSACTIONS

                                                                    TOTAL                    TOTAL     HISTORICAL
   IDENTITY OF PARTY                                  NUMBER OF   PURCHASE    NUMBER OF      SELLING    COST OF         NET
       INVOLVED             DESCRIPTION OF ASSET    TRANSACTIONS  PRICE (1)  TRANSACTIONS   PRICE (1)  ASSETS SOLD  GAIN (LOSS)
      ----------           ----------------------   ------------  ---------  ------------  ----------  -----------  ------------
Weatherford Enterra,     Common Stock of Weatherford
    Inc.*                  Enterra, Inc.                326       $3,483,197     259       $2,273,744  $1,734,996   $ 538,748

The Merrill Lynch Trust  Merrill Lynch Retirement
    Companies*             Preservation Trust           586        3,965,463     427        2,938,728   2,938,728          --

The Merrill Lynch Trust  Merrill Lynch Equity Index
    Companies*             Trust 1                      260        1,038,131     197          590,636     497,887      92,749

The Merrill Lynch Trust  Merrill Lynch Capital Fund
    Companies*             Class A                      313        1,799,603     347        1,136,240   1,064,157      72,083

Davis Venture Group      Davis New York Venture Fund    268        1,638,742     229          593,636     534,534      59,102

*    Party-in-interest transactions.

(1)   Current value at transaction date.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN

June 30, 1997                      By /s/ NORMAN W. NOLEN
                                          Norman W. Nolen
                                 Senior Vice President, Chief Financial
                            Officer and Treasurer of Weatherford Enterra, Inc.
                               Member of the Plan Administrative Committee